P.E. 2/7/02

## SECURITIES AND EXCHANGE COMMISSION
### WASHINGTON, D.C. 20549



02012412

### FORM 6-K

### REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

February 7, 2002

BCI Telecom Holdings Inc

~~BELL CANADA INTERNATIONAL INC.~~

*(Translation of Registrant's name into English)*

**1000, rue de La Gauchetière Ouest, Bureau 1100, Montréal, Québec H3B 4Y8, (514) 397-2384**

*(Address of principal executive office)*

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _____          Form 40-F ___X___

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

PROCESSED

FEB 19 2002

Yes _____          No ___X___

THOMSON
FINANCIAL

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____.

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**BELL CANADA INTERNATIONAL INC.**

Date: February 7, 2002

[Signed:  Graham E. Bagnall]

Name:  Graham E. Bagnall
Title: Vice-President and Comptroller

3

## EXHIBIT INDEX

4

5


BELL CANADA
INTERNATIONAL

# REVISION

## Fourth Quarter 2001

### Quarterly unaudited results: Supplementary information

In conjunction with its fourth quarter 2001 results, BCI issued a package labelled -
Quarterly Unaudited Results: Supplementary Information.  This package contained a
page entitled "Segmented Information - Subscribers and Net Debt", which included some
incorrect data.  Please find attached a copy of this page reflecting the appropriate
revisions.  BCI apologizes for any inconvenience this may have caused.

Contact Information:

Brian Quick
**Vice-President, Finance**
Tel: (514) 392-2369
brian.quick@bci.ca

## Segmented Information - Subscribers and Net Debt

(Unaudited, Cdn$ thousands)
(As at December 31, 2001)

| | TAL Equity Interest | Total Subscribers | Total Debt | Cash [1] | Net Debt |
|---|---|---|---|---|---|
| **Continuing Operations** | | | | | |
| **Brazil Mobile** | | | | | |
| ATL (Brazil) | 59.0% | 1,916,581 | 1,243,465 | 104,279 | 1,139,186 |
| Tess (Brazil) | 100.0% | 1,032,026 | 1,034,190 | 23,403 | 1,010,787 |
| Americel (Brazil) | 76.7% | 600,461 | 481,848 | 36,935 | 444,913 |
| Telet (Brazil) | 77.6% | 783,230 | 734,070 | 92,769 | 641,301 |
| Total Continuing Operations | | 4,332,298 | 3,493,573 | 257,386 | 3,236,187 |
| **Discontinued Operations** | | | | | |
| **Brazil Broadband** | | | | | |
| Canbras Communications (Brazil) | 75.6% | 212,083 | 53,794 | 35,073 | 18,721 |
| **Spanish Américas Mobile** | | | | | |
| Comcel (Colombia) | 77.1% | 1,884,553 | 1,043,367 | 14,279 | 1,029,088 |
| **Spanish Américas Broadband** | | | | | |
| Genesis Telecom (Venezuela) | 59.1% | 448 | 12,258 | 1,025 | 11,233 |
| Techtel (Argentina) | 60.0% | 174,292 | 110,062 | 21,521 | 88,541 |
| Total Discontinued Operations | | 2,271,376 | 1,219,481 | 71,898 | 1,147,583 |
| **TAL Corporate** | 41.7% [2] | n/a | 1,538,814 | 568,399 [3] | 970,415 |
| **TOTAL - TELECOM AMÉRICAS** | | 6,603,674 | 6,251,868 | 897,683 | 5,354,185 |
| **BCI Corporate** | n/a | n/a | 572,068 | 40,654 | 531,414 |
| **Latin America CLEC** | | | | | |
| Axtel (Mexico) | 27.7% [2] | 290,132 | 832,403 | 21,131 | 811,272 |

(1) Total cash includes cash, temporary investments and notes receivable.

(2) Represents BCI's economic interest in the company.

(3) Includes $560,050,535 of restricted cash used to collateralize short-term bank loans of certain subsidiaries.

7

**EXHIBIT 2**

8



**BELL CANADA**
**INTERNATIONAL**

## Fourth Quarter 2001

**Quarterly Unaudited Results: Supplementary Information**
(6 pages)

This supplement to the press release announcing Bell Canada International's quarterly results is intended to provide, on a timely basis, information of interest to the investment community.

Additional financial and operating information is available on BCI's website at www.bci.ca.

THIS MATERIAL IS PRESENTED FOR INFORMATION ONLY, AND SHOULD NOT BE CONSTRUED AS A SOLICITATION TO INVEST IN ANY SECURITIES OF BELL CANADA INTERNATIONAL INC.

---

**Conference Call Instructions**

Brian Quick, Vice-President, Finance will host a conference call on January 21, 2002, from 4:00 pm to 5:00 pm (EST) to discuss BCI's third quarter results.

To participate in the conference call, dial **1-800- 375-9259** five minutes before the call is set to begin.

The conference call will be recorded and available until midnight of January 28, 2002. To hear the rebroadcast, call **1-888-716-7820**. The password is **1049689#**.

## Consolidated Statements of Earnings (Unaudited)
(Cdn$ thousands except per share amounts)

| | Three months ended December 31, | | Twelve months ended December 31, | |
|---|---|---|---|---|
| | 2001 | 2000 | 2001 | 2000 |
| Revenues | 135,860 | 30,500 | 373,929 | 74,871 |
| Cost of sales | 65,522 | 17,189 | 176,987 | 48,837 |
| Selling, general and administration expenses | 46,237 | 22,424 | 139,316 | 71,384 |
| Depreciation and amortization | 60,300 | 11,416 | 192,782 | 26,455 |
| Operating loss from continuing operations | (36,199) | (20,529) | (135,156) | (71,805) |
| Foreign exchange gain (loss) | 86,442 | 40,248 | (62,516) | 39,945 |
| Interest expense | (92,100) | (16,737) | (228,387) | (93,246) |
| Gain (loss) on investments | 1,662 | (26,920) | (157,626) | (105,175) |
| Other | 17,079 | 1,307 | 40,761 | 6,647 |
| Loss from continuing operations before income taxes and non-controlling interest | (23,116) | (22,631) | (542,924) | (223,634) |
| Income tax expense | (90) | - | (90) | - |
| Non-controlling interest | 1,064 | 434 | 29,789 | (800) |
| Net loss from continuing operations | (22,142) | (22,197) | (513,225) | (224,434) |
| Discontinued operations [1] | (35,603) | (102,773) | 177,797 | 502,325 |
| Net earnings (loss) | (57,745) | (124,970) | (335,428) | 277,891 |
| Interest on convertible debentures | (7,104) | (6,916) | (28,144) | (27,483) |
| Net earnings (loss) applicable to common shares | (64,849) | (131,886) | (363,572) | 250,408 |
| Earnings (loss) per common share - basic and diluted [2] | (0.82) | (1.67) | (4.60) | 3.17 |

## Consolidated Statements of Deficit (Unaudited)
(Cdn$ thousands)

| | Three months ended December 31, | | Twelve months ended December 31, | |
|---|---|---|---|---|
| | 2001 | 2000 | 2001 | 2000 |
| Deficit, beginning of period | (805,392) | (374,783) | (506,669) | (757,077) |
| Net earnings (loss) | (57,745) | (124,970) | (335,428) | 277,891 |
| Interest on convertible debentures | (7,104) | (6,916) | (28,144) | (27,483) |
| | (870,241) | (506,669) | (870,241) | (506,669) |

(1) BCI began accounting for its Brazil Broadband, Spanish Américas Mobile and Spanish Américas Broadband segments as discontinued operations as at December 31, 2001. BCI began accounting for its Asia Mobile and Latin American Competitive Local Exchange Carriers (CLEC's) segments as discontinued operations during the first quarter of 2001. As a result, comparative periods have been restated.

(2) Basic and diluted net earnings (loss) per common share is based on 79.0 million average common shares outstanding for the three and twelve months ended December 31, 2001; 79.0 million for the three months ended December 31, 2000; and 78.9 million for the twelve months ended December 31, 2000.

## Consolidated Balance Sheets (Unaudited)
(Cdn$ thousands)

| | As at December 31, 2001 | As at December 31, 2000 |
|---|---|---|
| **Current assets** | | |
| Cash and cash equivalents [1] | 378,204 | 123,680 |
| Temporary investments | - | 269,371 |
| Notes receivable | 42,361 | 788,822 |
| Accounts receivable | 162,578 | 271,805 |
| Inventory | 65,192 | 29,140 |
| Prepaid expenses and other current assets | 28,522 | 35,246 |
| | 676,857 | 1,518,064 |
| **Fixed assets, net** | 1,185,460 | 1,261,168 |
| **Licenses, net** | 1,246,233 | 566,041 |
| **Deferred charges** [2] | 199,934 | 301,050 |
| **Goodwill** [3] | 1,449,129 | 699,634 |
| **Other assets** | 109,241 | 96,060 |
| | 4,866,854 | 4,442,017 |
| **Current liabilities** | | |
| Short-term loan facilities | 660,944 | 63,820 |
| Notes payable | 793,342 | 962,330 |
| Accounts payable and accrued liabilities | 336,812 | 480,979 |
| Long-term debt due within one year | 481,908 | 208,240 |
| | 2,273,006 | 1,715,369 |
| **Long-term debt** | 1,471,353 | 1,480,182 |
| **Deferred income** | 493,776 | 526,929 |
| **Future income taxes** | 79,733 | 69,326 |
| | 4,317,868 | 3,791,806 |
| **Non-controlling interest** | 97,720 | 30,530 |
| **Shareholders' equity** | | |
| AIG obligation | 174,288 | - |
| Convertible debentures | 436,826 | 425,558 |
| Common shares | 846,101 | 845,536 |
| Deficit | (870,241) | (506,669) |
| Foreign currency translation adjustment | (135,708) | (144,744) |
| | 451,266 | 619,681 |
| | 4,866,854 | 4,442,017 |

(1) Includes $233,373,058 of restricted cash as at December 31, 2001. This amount represents BCI's share of Telecom Américas' cash used by it to collaterallize short-term bank loans of certain of its subsidiaries.

(2) The CICA recently amended Handbook Section 1650, "Foreign Currency Translation" effective January 1, 2002. The most important amendment is the elimination of the requirement to defer and amortize foreign currency gains and losses on long term items over the remaining lives of such items. As at December 31, 2001, BCI had $112 million of deferred foreign currency losses on its balance sheet which will be written off to opening retained earnings as of January 1, 2002.

(3) The CICA recently issued new Handbook Sections 1581, "Business Combinations", and 3062, "Goodwill and Other Intangible Assets". These accounting recommendations require that goodwill related to acquisitions completed after June 30, 2001 no longer be amortized, while goodwill on the balance sheet as at June 30, 2001 continues to be amortized until December 31, 2001 but not thereafter. As of January 1, 2002, the amount of goodwill on the balance sheet will be subject to a two-step annual impairment test. Upon the initial adoption of the recommendations in 2002, any initial impairment loss relating to existing goodwill resulting from the application of the new standard will be charged against opening retained earnings. The recommendations provide for corporation with calendar year-ends, such as BCI, to complete the first step of the two-step impairment test by June 30, 2002. The Corporation is currently evaluating the impact of the adoption of the new standards and therefore has not yet assessed their effect on its financial statements. A very substantial amount of goodwill on the balance sheet as at December 31, 2001 may be found to be impaired under the new recommendations that become effective on January 1, 2002.

## Consolidated Statements of Cash Flows (Unaudited)

(Cdn$ thousands)

| | Three months ended December 31, | | Twelve months ended December 31, | |
|---|---|---|---|---|
| | 2001 | 2000 | 2001 | 2000 |
| **Operations** | | | | |
| Net loss from continuing operations | (22,142) | (22,197) | (513,225) | (224,434) |
| Items not affecting cash | | | | |
| (Gain) loss on investments | (1,662) | 26,920 | 157,626 | 105,175 |
| Depreciation and amortization | 60,300 | 11,416 | 192,782 | 26,455 |
| Non-controlling interest | (1,064) | (434) | (29,789) | 800 |
| Amortization of foreign exchange (gains) losses | (7,258) | 52,941 | 35,253 | 52,941 |
| Amortization of discount on notes | 4,750 | - | 14,344 | - |
| Accreted interest on long-term debt | 10,240 | 676 | 41,889 | 7,627 |
| Changes in working capital items | (56,849) | 8,945 | 16,700 | 56,799 |
| **Cash provided by (used for) operations** | (13,685) | 78,267 | (84,420) | 25,363 |
| | | | | |
| **Investing activities** | | | | |
| Notes receivable | (10,361) | 27 | 400,934 | 44,228 |
| Capital expenditures | (73,707) | (14,604) | (102,609) | (36,650) |
| Other long-term assets | (13,961) | (38,692) | 8,268 | (48,900) |
| Effect of dilution of joint venture investee (net of cash) | - | - | (4,523) | - |
| Proceeds from sale of temporary investments | - | - | 211,718 | - |
| Acquisition of subsidiaries and joint venture investees (net of cash) | (9,889) | (438,027) | (630,648) | (440,283) |
| **Cash used for investing activities** | (107,918) | (491,296) | (116,860) | (481,605) |
| | | | | |
| **Financing activities** | | | | |
| Short-term loan facilities | (4,174) | 5,800 | 299,074 | (505,200) |
| (Decrease) Increase in notes payable | 308,108 | 19,762 | (202,781) | 55,439 |
| Addition of long-term debt | 61,037 | 5,923 | 164,337 | 16,523 |
| Reduction of long-term debt | (38,087) | (17,359) | (241,657) | (53,955) |
| Issuance of common shares | - | 1,173 | 565 | 3,853 |
| Interest paid on convertible debentures | (4) | 1 | (16,876) | (16,874) |
| Amounts distributed to non-controlling interests | - | - | (13,134) | - |
| **Cash provided by (used for) financing activities** | 326,880 | 15,300 | (10,472) | (500,214) |
| Foreign exchange gain on cash held in foreign currencies | 19,429 | 872 | 10,787 | 580 |
| Cash (used for) provided by discontinued operations | (39,585) | 270,211 | 455,489 | 874,036 |
| **Net increase (decrease) in cash and cash equivalents** | 185,121 | (126,646) | 254,524 | (81,840) |
| **Cash and cash equivalents, beginning of period** | 193,083 | 250,326 | 123,680 | 205,520 |
| **Cash and cash equivalents, end of period** [(1)] | 378,204 | 123,680 | 378,204 | 123,680 |

(1) Includes $233,373,058 of restricted cash as at December 31, 2001. This amount represents BCI's share of Telecom Américas' cash used by it to collateralize short-term bank loans of certain of its subsidiaries.

# Segmented Information - Subscribers and Net Debt

(Unaudited, Cdn$ thousands)
(As at December 31, 2001)

| | TAL Equity Interest | Total Subscribers | Total Debt | Cash [1] | Net Debt |
|---|---|---|---|---|---|
| **Continuing Operations** | | | | | |
| **Brazil Mobile** | | | | | |
| ATL (Brazil) | 59.0% | 1,916,581 | 1,243,465 | 104,279 | 1,139,186 |
| Tess (Brazil) | 100.0% | 1,032,026 | 1,034,190 | 23,403 | 1,010,787 |
| Americel (Brazil) | 76.7% | 600,461 | 481,848 | 36,935 | 444,913 |
| Telet (Brazil) | 77.6% | 783,230 | 734,070 | 92,769 | 641,301 |
| Total Continuing Operations | | 4,332,298 | 3,493,573 | 257,386 | 3,236,187 |
| **Discontinued Operations** | | | | | |
| **Brazil Broadband** | | | | | |
| Canbras Communications (Brazil) | 75.6% | 212,083 | 53,794 | 35,073 | 18,721 |
| **Spanish Américas Mobile** | | | | | |
| Comcel (Colombia) | 77.1% | 1,884,553 | 1,043,367 | 14,279 | 1,029,088 |
| **Spanish Américas Broadband** | | | | | |
| Genesis Telecom (Venezuela) | 59.1% | 448 | 12,258 | 1,025 | 11,233 |
| Techtel (Argentina) | 60.0% | 174,292 | 110,062 | 21,521 | 88,541 |
| Total Discontinued Operations | | 2,271,376 | 1,219,481 | 71,898 | 1,147,583 |
| **TAL Corporate** | 41.7% [2] | n/a | 1,538,814 | 568,399 [3] | 970,415 |
| **TOTAL - TELECOM AMÉRICAS** | | 6,603,674 | 6,251,868 | 897,683 | 5,354,185 |
| **BCI Corporate** | n/a | n/a | 572,068 | 40,654 | 531,414 |
| **Latin America CLEC** | | | | | |
| Axtel (Mexico) | 27.7% [2] | 290,132 | 832,403 | 21,131 | 811,272 |

(1) Total cash includes cash, temporary investments and notes receivable.

(2) Represents BCI's economic interest in the company.

(3) Includes $560,050,535 of restricted cash used to collateralize short-term bank loans of certain subsidiaries.

## Segmented Information (Unaudited) - Normalized [1]

(Cdn$ thousands)

| | Three months ended | | | Twelve months ended | |
|---|---|---|---|---|---|
| | Dec 31, 2001 | Sept 30, 2001 [1] | Dec 31, 2000 [1] | Dec 31, 2001 | Dec 31, 2000 [1] |
| **Revenues** | | | | | |
| Brazil Mobile | 132,857 | 116,297 | 145,222 | 368,852 | 367,218 |
| **Telecom Américas Consolidated Revenues** | 132,857 | 116,297 | 145,222 | 368,852 | 367,218 |
| BCI Corporate | 3,003 | 415 | 5,347 | 5,077 | 15,488 |
| **BCI Consolidated Revenues from Continuing Operations** | 135,860 | 116,712 | 150,569 | 373,929 | 382,706 |
| Brazil Broadband | 7,461 | 7,068 | 7,799 | 31,167 | 31,423 |
| Spanish Américas - Mobile | 60,779 | 47,485 | 34,802 | 196,541 | 139,753 |
| Spanish Américas - Broadband | 5,368 | 3,482 | 169 | 7,694 | 288 |
| **Operations Discontinued on December 31, 2001** | 73,608 | 58,035 | 42,770 | 235,402 | 171,464 |
| **Total Revenues** | 209,468 | 174,747 | 193,339 | 609,331 | 554,170 |
| | | | | | |
| **EBITDA [2]** | | | | | |
| Brazil Mobile | 28,045 | 25,529 | (14,994) | 85,707 | (6,025) |
| Telecom Américas Corporate | (419) | 134 | (132) | (259) | (360) |
| **Telecom Américas Consolidated EBITDA** | 27,626 | 25,663 | (15,126) | 85,448 | (6,385) |
| BCI Corporate | (3,525) | (7,957) | (8,008) | (27,822) | (40,893) |
| **BCI Consolidated EBITDA from Continuing Operations** | 24,101 | 17,706 | (23,134) | 57,626 | (47,278) |
| Brazil Broadband | 40 | 70 | 118 | (533) | 545 |
| Spanish Américas - Mobile | 7,607 | 14,313 | 1,609 | 38,823 | 35,617 |
| Spanish Américas - Broadband | (4,699) | (5,318) | (753) | (9,643) | (3,935) |
| **Operations Discontinued on December 31, 2001** | 2,948 | 9,065 | 974 | 28,647 | 32,227 |
| **Total EBITDA** | 27,049 | 26,771 | (22,160) | 86,273 | (15,051) |
| | | | | | |
| **Net Earnings (Loss) applicable to common shares** | | | | | |
| Brazil Mobile | 3,359 | (151,296) | (154,841) | (240,659) | (373,415) |
| Telecom Américas Corporate | (11,454) | (11,413) | 470 | (27,897) | 289 |
| **Telecom Américas Net Earnings (Loss)** | (8,095) | (162,709) | (154,371) | (268,556) | (373,126) |
| BCI Corporate & Gains (Losses) | (14,047) | (137,839) | 5,371 | (244,669) | (154,338) |
| Interest on convertible debentures | (7,104) | (7,059) | (6,916) | (28,144) | (27,483) |
| **BCI Net earnings (loss) from continuing operations applicable to common shares** | (29,246) | (307,607) | (155,916) | (541,369) | (554,947) |
| Brazil Broadband | (3,093) | (1,836) | (2,936) | (9,214) | (12,830) |
| Spanish Américas - Mobile | (35,055) | (29,510) | (44,167) | (133,591) | (137,575) |
| Spanish Américas - Broadband | (6,012) | (5,070) | (815) | (11,218) | (3,051) |
| Latin America CLEC | - | - | (85,589) | (105,994) | (264,335) |
| Asia Mobile | - | - | (503) | 750 | (19,604) |
| Gains/(Losses) from discontinued operations | 8,557 | (77,941) | 73,717 | 437,064 | 1,141,151 |
| **Discontinued Operations** | (35,603) | (114,357) | (60,293) | 177,797 | 703,756 |
| **BCI Net Earnings (Loss)** | (64,849) | (421,964) | (216,209) | (363,572) | 148,809 |

(1) Normalized to reflect, on a pro-forma basis, BCI's current effective ownership in Telecom Américas and all of its operating companies. Normalized results for 2000 also include the amortization of the deferred gain recognized by BCI upon the contribution of its operating companies to Telecom Américas. Such normalization is not prescribed by Generally Accepted Accounting Principles ("GAAP").

(2) Consistent with reporting in prior periods, EBITDA means operating earnings (loss) from continuing operations before depreciation and amortization, and is a widely used measure of cash operating earnings before financing charges and income taxes. EBITDA does not have any standardized meaning prescribed by GAAP.